Mail Stop 3561

January 11, 2010

Antti William Uusiheimala
President
Vision Acquisition III, Inc.
20 West 55th Street 5th Floor
New York, NY 10019

      Re: **Vision Acquisition III, Inc.**
              Form 10-K for Fiscal Year Ended
              September 30, 2009
              Filed December 29, 2009
              File No. 000-52733

Dear Mr. Uusiheimala:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

1. We note that the report of your independent registered public accounting firm does not disclose the city and state where issued. Please amend to provide a compliant audit report in accordance with Item 3-02 of Regulation S-T.

2. We note you are a company in the development stage. As such, please provide an audit report on your results of operations, cash flows and stockholders' equity for the cumulative period from inception (October 6, 2006) through September 30, 2009.

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 11

3. We note that as of September 30, 2009, you concluded that your disclosure controls and procedures were effective. In connection with the comment below, we note that you did not include management's report on internal control over financial reporting. Please tell us how this omission affected your conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Evaluation of Internal Controls and Procedures, page 11

4. We note your disclosure stating that you have not provided a report of management's assessment regarding internal control over financial reporting or an attestation report of your registered public accounting firm due to a transition period established by rules for newly public companies. Please note that all non-accelerated filers are required to provide management's report on internal control over financial reporting in annual reports for their first fiscal year ended on or after December 15, 2007. As such, it appears that you are required to report on management's assessment of internal control over financial reporting at September 30, 2009 in accordance with Item 308T of Regulation S-K. Please amend your Form 10-K to comply. Refer to SEC Release No. 33-8760.

Signatures, page 18

5. Please revise to provide the signature of your principal executive officer with the following statement and indicate each capacity in which he is signing your annual report:
   - Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
   Refer to General Instruction D of Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services